SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   Report on Form 6-K dated December 17, 2003

                              ____________________

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosures:    Press release dated December 17, 2003 - Turkcell Anounces Its
               Entry into the Ukrainian Market

               Press release dated December 17, 2003 - Turkcell Provides Update Regarding the Potential Digital Platform Acquisition

               Form On Announcement Of Special Situations - Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

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[LOGO OMITTED]
TURKCELL

                                                           FOR IMMEDIATE RELEASE


               TURKCELL ANOUNCES ITS ENTRY TO THE UKRAINIAN MARKET

Istanbul, Turkey: December 17, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that Turkcell's Board of Directors has decided to establish a new company with the current shareholders of Digital Cellular Communication, via Turktell. Turktell, a wholly owned subsidiary of Turkcell, will contribute US$50 million and will acquire a 51% stake in the new company.

Digital Cellular Communication operates in the Ukrainian mobile communication market and has a GSM 1800 license. The management believes that Ukraine, with its strong economic development prospect and low mobile penetration of 10%, offers significant growth potential.




                              www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which ave a total of 2.1 million subscribers as of September 30, 2003.

For further information please contact:



Contact:

Turkcell:                                 Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90 212 313 1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email:kate.delahunty@citigatedr.co.uk
                                          Toby Moore
Murat Borekci, Investor Relations         Tel:+44-20/7282-2999
Tel: + 90 212 313 1503                    Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr      or
investor.relations@turkcell.com.tr
                                          United States:
Media:                                    Victoria Hofstad/Jessica Wolpert
Zuhal Seker, Corporate Communications     Tel: +1-201-499-3500
Tel: + 90 212 313 2330                    Email: victoria.hofstad@citigatefi.com
Email: zuhal.seker@turkcell.com.tr        jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

                                       2

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[LOGO OMITTED]
TURKCELL

                                                           FOR IMMEDIATE RELEASE


            TURKCELL PROVIDES UPDATE REGARDING THE POTENTIAL DIGITAL
                              PLATFORM ACQUISITION


Istanbul, Turkey: December 17, 2003--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that Turkcell's Board of Directors discussed the purchase of Digital Platform shares, via Turktell. However, voting quorum for this decision could not be reached.

Previously, on September 4, 2003, the Turkcell Board of Directors unanimously authorized Turkcell management to enter into discussions regarding the purchase of a 72.6% stake in Digital Platform from Yapi Kredi Bankasi A.S. and its subsidiaries.




                               www.turkcell.com.tr


About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which ave a total of 2.1 million subscribers as of September 30, 2003.

                                       1


For further information please contact:



Contact:

Turkcell:                                 Citigate Dewe Rogerson
Investors:                                Europe:
Koray Ozturkler, Investor Relations       Kate Delahunty
Tel: +90 212 313 1500                     Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr    Email:kate.delahunty@citigatedr.co.uk
                                          Toby Moore
Murat Borekci, Investor Relations         Tel:+44-20/7282-2999
Tel: + 90 212 313 1503                    Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr      or
investor.relations@turkcell.com.tr
                                          United States:
Media:                                    Victoria Hofstad/Jessica Wolpert
Zuhal Seker, Corporate Communications     Tel: +1-201-499-3500
Tel: + 90 212 313 2330                    Email: victoria.hofstad@citigatefi.com
Email: zuhal.seker@turkcell.com.tr        jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS


Turkcell Iletisim Hizmetleri A.S.

Turkcell Plaza, No:153 Tepebasi
34430, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22

Subject: Statement in made pursuant to Circular VIII, No: 39 of the Capital Markets Board.



THE CHAIRMAN OF THE CAPITAL MARKETS BOARD

                                                        ANKARA
                                                        ------

Special Subjects:


The following decision was taken at the Company's Board of Directors meeting dated December 16, 2003. As per the Communique issued by the Capital Markets Board Serial: X, No: 19, regarding the Amendment of the Communique On Independent Audit, Mr. Esko Rytkonen and Mr. Osman Berkmen were elected as the members of the audit committee.









We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communique Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.




                                TURKCELL ILETISIM HIZMETLERI A.S.


                        Koray Ozturkler           Ekrem Tokay
                        Investor Relations        Chief Financial Officer
                        18.04.2003, 18:00         18.04.2003, 18:00

SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             TURKCELL ILETISIM HIZMETLERI A.S.


Date:  December 17, 2003                     By:  /s/ MUZAFFER AKPINAR
                                                  -----------------------
                                             Name:   Muzaffer Akpinar
                                             Title:  Chief Executive Officer